FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial & Accounting Group

Date : April 27, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2010

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2010

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2010 (Fiscal 2010)

(1) Consolidated results of operations			(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2010	1,073,805	(4.9)	63,860	47.1	60,798	8.6	40,095	35.9
Fiscal 2009	1,128,586	(12.5)	43,419	(71.5)	55,982	(68.0)	29,506	(72.5)

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2010	218.47	218.47	3.0	3.4	5.9
Fiscal 2009	157.27	157.23	2.1	3.0	3.8

(Reference) Equity in earnings of affiliates and unconsolidated subsidiaries:

(18,297) million yen in the year ended March 31, 2010	6,460 million yen in the year ended March 31, 2009

(2) Consolidated financial position

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
Fiscal 2010	1,848,717	1,407,262	1,345,235	72.8	7,330.14
Fiscal 2009	1,773,802	1,383,088	1,323,663	74.6	7,212.32

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2010	137,583	(29,051)	(38,047)	333,838
Fiscal 2009	97,794	(201,444)	(62,930)	269,247

2. Dividends

	Dividends per share					Annual aggregate amount of dividends paid	Dividends to net income	Dividends to Kyocera Corporation shareholders’ equity
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2009	—	60.00	—	60.00	120.00	22,399	76.3	1.6
Fiscal 2010	—	60.00	—	60.00	120.00	22,023	54.9	1.7
Fiscal 2011 (forecast)	—	—	—	—	120.00	—	25.9	—

Note:

Dividends per share for the year ending March 31, 2011 are forecasted to be 120 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2011

(% of change from the previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2011	1,200,000	11.8	122,000	91.0	132,000	117.1	85,000	112.0	463.15

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the year ended March 31, 2010.

4. Others

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2010: None.

(2) Changes in accounting principles, procedures, and financial statements’ presentation:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 21.

(ii) Changes due to other than adoption of new accounting standards: None.

(3) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at March 31, 2010	191,309,290 shares at March 31, 2009

(ii) Number of treasury stock:

7,788,351 shares at March 31, 2010	7,781,256 shares at March 31, 2009

(iii) Average number of shares outstanding:

183,524,568 shares in the year ended March 31, 2010	187,618,426 shares in the year ended March 31, 2009

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2010:

(1) Non-consolidated results of operations			(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2010	473,656	(9.3)	(983)	—	32,863	13.4	7,415	(47.1)
Fiscal 2009	521,993	(3.2)	(8,536)	—	28,992	(67.9)	14,023	(79.3)

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2010	40.41	40.41
Fiscal 2009	74.74	74.73

(2) Non-consolidated financial position

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
Fiscal 2010	1,324,795	1,115,588	84.2	6,078.81
Fiscal 2009	1,278,075	1,118,614	87.5	6,095.06

(Reference) Equity:

1,115,588 million yen at March 31, 2010	1,118,614 million yen at March 31, 2009

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

BUSINESS RESULTS

1. Analysis of Business Results

[Business Results for the Year Ended March 31, 2010]

(1)  Economic Situation and Business Environment

In the year ended March 31, 2010 (“fiscal 2010”), the U.S. and European economy showed signs of recovery due to the effects of economic policy and fiscal measures in various countries, which included packages to stimulate personal consumption. In addition, the Chinese economy expanded strongly mainly supported by growth in capital investment and personal consumption. Despite signs of expansion in corporate production activities along with a recovery in exports, particularly to Asia, and moderate improvement in personal consumption, the Japanese economy did not show full-scale recovery due to continued stagnation in capital investment and the employment environment.

In the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidate subsidiaries (“Kyocera Group” or “Kyocera”), production activities showed signs of recovery, notably for mobile phone handsets and personal computers (PCs), due to the end of inventory adjustments. The solar energy market expanded firmly, especially demand increased rapidly in Japan due to support of governmental subsidy systems.

(2)  Remarks

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures, and on March 12, 2010, the Tokyo District Court decided to commence such procedures. During the third quarter (October 1, 2009 to December 31, 2009), Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., reflecting Kyocera’s belief that the decline in the value of such investment will not be of temporary nature. Taking into consideration the decision to commence corporate reorganization procedures, and based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc., Kyocera also recognized an impairment loss of ¥8,961 million on its account receivables from WILLCOM, Inc. The one time impacts relating to WILLCOM, Inc. on Kyocera’s profit from operations and income before income taxes for fiscal 2010 were losses of ¥8,961 million and ¥28,948 million, respectively.

(3)  Consolidated Financial Results

Despite the deterioration of business environment until the second quarter (July 1, 2009 to September 30, 2009), profitability of the Components Business and the Equipment Business improved significantly from the third quarter. Consolidated net sales for fiscal 2010, however, amounted to ¥1,073,805 million, a decrease of 4.9% compared with the fiscal year ended March 31, 2009 (“fiscal 2009”), mainly due to the impact of appreciation of the yen against the Euro and U.S. dollar.

In fiscal 2010 Kyocera continued working hard to improve profitability and strengthen the foundations of each business from fiscal 2009 by promoting cost-cutting measures including manufacturing cost reductions, and by improving productivity throughout the Kyocera Group. As a result, profit from operations for fiscal 2010 increased by 47.1% to ¥63,860 million, and income before income taxes increased by 8.6% to ¥60,798 million, despite a decline in sales and the recording of a one-time loss relating to WILLCOM, Inc., (see (2) above). Net income attributable to shareholders of Kyocera Corporation for fiscal 2010 amounted to ¥40,095 million, an increase of 35.9% compared with fiscal 2009.

Average exchange rates for fiscal 2010 were ¥93 to the U.S. dollar and ¥131 to the Euro, marking appreciation by ¥8 (approximately 8%) and ¥12 (approximately 8%), respectively, compared with those for fiscal 2009. Affected by the yen’s appreciation, net sales and income before income taxes after translation into yen for fiscal 2010 were down by approximately ¥49.0 billion and ¥13.5 billion, respectively, compared with fiscal 2009.

	Years ended March 31,				Increase
	2009		2010		(Decrease)
	Amount	%	Amount	%	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,128,586	100.0	¥1,073,805	100.0	(4.9)
Profit from operations	43,419	3.8	63,860	5.9	47.1
Income before income taxes	55,982	5.0	60,798	5.7	8.6
Net income attributable to shareholders of Kyocera Corporation	29,506	2.6	40,095	3.7	35.9
Diluted earnings per share attributable to shareholders of Kyocera Corporation	157.23	—	218.47	—	—
Average US$ exchange rate	101	—	93	—	—
Average Euro exchange rate	143	—	131	—	—

Note:

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.

(4) Consolidated Results by Reporting Segment

i) Components Business:

Despite sales in the Components Business for fiscal 2010 decreased by 4.6% to ¥550,535 million, operating profit increased by 55.6% to ¥49,535 million compared with fiscal 2009.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic parts and automotive components.

Demand for digital consumer equipment parts, such as sapphire substrates for LEDs, has been on a recovery track since the commencement of fiscal 2010, and demand for industrial machinery components and automotive components began to recover from the third quarter as well. However, such demand remained at a low level compared with fiscal 2009, and as a result, sales and operating profit in this reporting segment for fiscal 2010 both decreased compared with fiscal 2009.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Demand for ceramic packages for crystal and SAW devices and for CCD/CMOS image sensors was strong in line with resurgence in production of mobile phone handsets and digital cameras, etc. In addition, demand for organic packages showed signs of recovery. As a result, sales in this reporting segment for fiscal 2010 as a whole increased compared with fiscal 2009. Operating profit for fiscal 2010 increased significantly compared with fiscal 2009, due mainly to manufacturing cost reductions and improved productivity.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic related products.

Overall sales in this reporting segment for fiscal 2010 increased compared with fiscal 2009. This was due to a significant increase in sales in the solar energy business resulting from efforts to expand production capacity for solar cells coupled with aggressive sales expansion measures to meet rising demand in Japan driven by governmental subsidy policies. Operating profit decreased relative to fiscal 2009 due to a decline in selling prices in the solar energy business in European and U.S. markets, to appreciation of the yen, and to a deterioration in the cutting tools market.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products, connectors, and thin-film products such as thermal printheads.

Although demand for ceramic capacitors, crystal-related products and connectors has recovered since the commencement of fiscal 2010 due to a recovery in production activities for digital consumer equipment, it did not reach the level recorded in fiscal 2009. The appreciation of the yen also produced a negative impact on sales. As a result, overall sales in this reporting segment for fiscal 2010 decreased compared with fiscal 2009. Operating profit for fiscal 2010 improved significantly compared with fiscal 2009, however, as a result of efforts to reduce manufacturing costs and to enhance productivity throughout the Kyocera Group.

ii) Equipment Business:

Despite sales in the Equipment Business for fiscal 2010 decreased by 5.9% to ¥421,483 million, operating profit increased by ¥11,581 million to ¥7,365 million compared with fiscal 2009.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets and PHS related products.

Sales in this reporting segment for fiscal 2010 decreased compared with fiscal 2009 amid a tough business environment attributable to weakened replacement demand for mobile phone handsets in the Japanese market and sluggish sales of mobile phone handsets in the U.S. market, despite efforts to expand sales of new models. Operating loss for fiscal 2010 decreased compared with fiscal 2009 despite the recognition of a bad debt loss on trade account receivables from WILLCOM, Inc., in the fourth quarter (January 1 to March 31, 2010), due to improved profitability arising from streamlining of operations, including reorganization of sales and development systems, and cost reductions.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers, copiers, and digital MFPs.

Sales in this reporting segment for fiscal 2010 increased slightly compared with fiscal 2009, due mainly to increased sales of new products and the contribution from new subsidiaries joined from the fourth quarter of fiscal 2009, despite persistent stagnation in demand caused by a severe curtailment of information technology investment by customers in both Japan and overseas, and yen appreciation. Operating profit for fiscal 2010 increased compared with fiscal 2009, mainly due to sales increase of color machines and manufacturing cost reductions.

iii) Others:

This reporting segment includes various information and communications technology services and materials for electronic components, etc.

Although sales in Kyocera Communication Systems Co., Ltd. increased, sales from other consolidated subsidiaries as a whole decreased due to stagnant business climate. As a result, sales in this segment for fiscal 2010 amounted to ¥124,577 million, a decrease of 1.2% from fiscal 2009. Operating profit for fiscal 2010 amounted to ¥6,769 million, a decrease of 52.0% from fiscal 2009, due to the absence of gains on sales of property, plant and equipment, net which includes gains on sales of certain properties recorded in fiscal 2009 in the amount of ¥9,352 million.

Net Sales by Reporting Segment

	Years ended March 31,				Increase
	2009		2010		(Decrease)
	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥61,730	5.4	¥53,056	5.0	(14.1)
Semiconductor Parts Group	135,137	12.0	140,507	13.1	4.0
Applied Ceramic Products Group	148,917	13.2	157,033	14.6	5.5
Electronic Device Group	231,271	20.5	199,939	18.6	(13.5)

Total Components Business	577,055	51.1	550,535	51.3	(4.6)
Telecommunications Equipment Group	218,758	19.4	189,118	17.6	(13.5)
Information Equipment Group	229,297	20.3	232,365	21.6	1.3

Total Equipment Business	448,055	39.7	421,483	39.2	(5.9)
Others	126,043	11.2	124,577	11.6	(1.2)
Adjustments and eliminations	(22,567)	(2.0)	(22,790)	(2.1)	—

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	(4.9)

Operating Profit (Loss) by Reporting Segment

	Years ended March 31,				Increase
	2009		2010		(Decrease)
	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(240)	—	¥(788)	—	—
Semiconductor Parts Group	8,671	6.4	17,235	12.3	98.8
Applied Ceramic Products Group	27,469	18.4	19,858	12.6	(27.7)
Electronic Device Group	(4,070)	—	13,230	6.6	—

Total Components Business	31,830	5.5	49,535	9.0	55.6
Telecommunications Equipment Group	(17,713)	—	(14,726)	—	—
Information Equipment Group	13,497	5.9	22,091	9.5	63.7

Total Equipment Business	(4,216)	—	7,365	1.7	—
Others	14,106	11.2	6,769	5.4	(52.0)

Operating profit	41,720	3.7	63,669	5.9	52.6

Corporate	7,632	—	15,665	—	105.3
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	—	(18,297)	—	—
Adjustments and eliminations	170	—	(239)	—	—

Income before income taxes	¥55,982	5.0	¥60,798	5.7	8.6

*	% to net sales of each corresponding segment

(5) Net Sales by Geographic Area

	Years ended March 31,				Increase
	2009		2010		(Decrease)
	Amount	%	Amount	%	%
	(Yen in millions)
Japan	¥473,387	41.9	¥470,643	43.8	(0.6)
Europe	200,483	17.8	198,058	18.5	(1.2)
United States of America	201,502	17.9	180,861	16.8	(10.2)
Asia	183,347	16.2	172,510	16.1	(5.9)
Others	69,867	6.2	51,733	4.8	(26.0)

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	(4.9)

1) Japan

Sales remained roughly unchanged from fiscal 2009, due to a decline in sales in the Telecommunications Equipment Group, especially mobile phone handsets, although sales of solar energy business in the Applied Ceramic Products Group increased substantially due to an expansion of demand.

2) Europe

Sales decreased slightly compared with fiscal 2009 due mainly to the impact of appreciation of the yen, coupled with a decline in sales of the Electronic Device Group, although sales in the Information Equipment Group increased due to a contribution of new consolidated subsidiaries joined from the previous fourth quarter (January 1, 2009 to March 31, 2009).

3) United Sates of America

Sales decreased compared with fiscal 2009, due mainly to an impact of the yen’s appreciation, as well as a decline in sales in the Telecommunications Equipment Group and the Electronic Device Group.

4) Asia

Sales decreased compared with fiscal 2009, due mainly to a decline in sales in the Electronic Device Group.

5) Others

Sales decreased compared with fiscal 2009, due mainly to a decline in sales in the Telecommunications Equipment Group.

(6) Receipt of a Notice of Tax Assessment based on Transfer Pricing Adjustments

On March 31, 2010, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 2004 through the year ended March 31, 2008. The notice indicated that resultant additional taxes, including local taxes, etc., amounted to ¥2,570 million.

Kyocera Corporation will file a request for reinvestigation to the tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau together with filing applications with National Tax Agency for mutual agreement procedures for avoidance of double taxation with related countries.

[Consolidated Forecasts for the Year Ending March 31, 2011]

	Fiscal 2010 Results		Fiscal 2011 Forecasts		Increase (Decrease)
	Amount	%	Amount	%	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,073,805	100.0	¥1,200,000	100.0	11.8
Profit from operations	63,860	5.9	122,000	10.2	91.0
Income before income taxes	60,798	5.7	132,000	11.0	117.1
Net income attributable to shareholders of Kyocera Corporation	40,095	3.7	85,000	7.1	112.0
Diluted earnings per share attributable to shareholders of Kyocera Corporation	218.47	—	463.15	—	—
Average US$ exchange rate	93	—	90	—	—
Average Euro exchange rate	131	—	120	—	—

Notes:

1.	Net income attributable to shareholders of Kyocera Corporation is computed based on accounting principles generally accepted in the United States of America.
2.	Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2010.

Kyocera expects the global economy will follow a track toward recovery in the year ending March 31, 2011 (“fiscal 2011”). Demand for digital consumer equipment such as mobile phone handsets, PCs and digital televisions, particularly in emerging countries, and production activities in the industrial machinery and automotive markets are expected to recover. In addition, the solar energy market is forecasted to grow worldwide. As a result, the Kyocera Group’s business environment in fiscal 2011 as a whole is expected to improve relative to fiscal 2010.

In light of such outlook for its business environment, Kyocera will persist with various measures to strengthen the foundations of its businesses that are carried over from fiscal 2010, while grasping opportunities for growth that translate into improvements in performance by reinforcing new products and new technology developments, and cultivating new markets.

In the Components Business, Kyocera will expand production capacity to meet an increase in demand for digital consumer equipment components, while efforts will also be made to expand sales in emerging markets, which are the main drivers of this demand. Kyocera will also meet strong demand and increase sales in the solar energy business through expansion of production capacity and sales networks on a global basis. In the Equipment Business, Kyocera will introduce new products such as mobile phone handsets, printers and digital MFPs that match market needs to increase sales, and work hard to improve profitability in the Telecommunications Equipment Group.

Kyocera will strive to achieve its full-year financial forecasts for fiscal 2011 through these initiatives.

Net sales and operating profit (loss) forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Fiscal 2010 Results		Fiscal 2011 Forecasts		Increase (Decrease)
	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥53,056	5.0	¥64,000	5.3	20.6
Semiconductor Parts Group	140,507	13.1	158,000	13.2	12.4
Applied Ceramic Products Group	157,033	14.6	201,000	16.8	28.0
Electronic Device Group	199,939	18.6	217,000	18.1	8.5

Total Components Business	550,535	51.3	640,000	53.4	16.3
Telecommunications Equipment Group	189,118	17.6	200,000	16.7	5.8
Information Equipment Group	232,365	21.6	243,000	20.2	4.6

Total Equipment Business	421,483	39.2	443,000	36.9	5.1
Others	124,577	11.6	142,000	11.8	14.0
Adjustments and eliminations	(22,790)	(2.1)	(25,000)	(2.1)	—

Net sales	¥1,073,805	100.0	¥1,200,000	100.0	11.8

Operating Profit (Loss) by Reporting Segment

	Fiscal 2010 Results		Fiscal 2011 Forecasts		Increase (Decrease)
	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(788)	—	¥10,000	15.6	—
Semiconductor Parts Group	17,235	12.3	25,000	15.8	45.1
Applied Ceramic Products Group	19,858	12.6	29,000	14.4	46.0
Electronic Device Group	13,230	6.6	28,000	12.9	111.6

Total Components Business	49,535	9.0	92,000	14.4	85.7
Telecommunications Equipment Group	(14,726)	—	6,000	3.0	—
Information Equipment Group	22,091	9.5	22,100	9.1	0.0

Total Equipment Business	7,365	1.7	28,100	6.3	281.5
Others	6,769	5.4	7,800	5.5	15.2

Operating profit	63,669	5.9	127,900	10.7	100.9
Corporate and others	(2,871)	—	4,100	—	—

Income before income taxes	¥60,798	5.7	¥132,000	11.0	117.1

*	% to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition

(8)	Inability to secure skilled employees, particularly engineering and technical personnel

(9)	Insufficient protection of our trade secrets and patents

(10)	Our continuing to hold licenses to manufacture and sell certain of our products

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration or impairment losses on goodwill and intangible assets related to the acquisition

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(17)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Analysis of Financial Position

1. Consolidated Cash Flows

	Years ended March 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities	¥97,794	¥137,583
Cash flows from investing activities	(201,444)	(29,051)
Cash flows from financing activities	(62,930)	(38,047)
Effect of exchange rate changes on cash and cash equivalents	(11,759)	(5,894)
Net increase (decrease) in cash and cash equivalents	(178,339)	64,591
Cash and cash equivalents at beginning of year	447,586	269,247
Cash and cash equivalents at end of year	¥269,247	¥333,838

(1) Cash flows from operating activities

Net cash provided by operating activities in the year ended March 31, 2010 increased by ¥39,789 million to ¥137,583 million from ¥97,794 million in the year ended March 31, 2009. This was due mainly to an increase in net income.

(2) Cash flows from investing activities

Net cash used in investing activities in the year ended March 31, 2010 decreased by ¥172,393 million to ¥29,051 million from ¥201,444 million in the year ended March 31, 2009. This was due mainly to an increase in withdrawals of certificate deposits and time deposits, and a decrease in payments for acquisitions of businesses.

(3) Cash flows from financing activities

Net cash used in financing activities in the year ended March 31, 2010 decreased by ¥24,883 million to ¥38,047 million from ¥62,930 million in the year ended March 31, 2009. This was due mainly to a significant decrease in payments for acquisition of treasury stock.

Cash and cash equivalents at March 31, 2010 increased by ¥64,591 million to ¥333,838 million compared with those at March 31, 2009.

2. Indexes of Consolidated Cash Flows

	Years ended March 31,
	2006	2007	2008	2009	2010
Shareholders’ equity to total assets	66.7%	71.1%	73.4%	74.6%	72.8%
Market capitalization to total assets	101.3%	98.4%	80.2%	67.0%	90.4%
Interest bearing debts per operating cash flows (years)	0.8	0.2	0.1	0.6	0.4
Operating cash flows per interest paid (ratio)	88.5	93.4	161.8	150.9	51.4

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

3. Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2010 and for the Year Ending March 31, 2011

(1) Basic profit distribution policy

Kyocera believes that the best way to increase corporate value and meet shareholders’expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

(2) Dividends for the year ended March 31, 2010

Based on performance during the year ended March 31, 2010 and pursuant to the aforementioned policies, Kyocera will distribute a year-end dividend in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, the same amount as in the previous fiscal year.

(3) Dividend forecast for the year ending March 31, 2011

Dividend amounts for the year ending March 31, 2011 will be decided pursuant to “(1) Basic profit distribution policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 120 yen per share, based on its financial forecast for the year ending March 31, 2011.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 202 subsidiaries and 10 affiliates.

(Chart of the group companies)

MANAGEMENT POLICIES

1. Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” In order to implement this policy, Kyocera aims to increase corporate value by expanding businesses; namely by promoting efficient use of management resources and further strengthening consolidated group management.

2. Target of Pre-tax Income Ratio

To be “a creative company that continues to grow,” it is essential to be always highly profitable. Specifically, Kyocera aims to quickly achieve its target of a pre-tax income ratio of 15% or higher.

3. Medium Term Management Strategy

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies among each business with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: 1) exploit competitive advantages; 2) strengthen existing businesses; and 3) create new businesses.

1) Exploit competitive advantages

Sources of competitive advantage for Kyocera in implementing its diversification strategy are the “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management system”, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure. With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for information and communication and for environment and energy, and to translate its diversification strategy into improved business performance.

2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing businesses within Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between headquarters Kyocera Corporation and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

3) Create new businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium and long term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for information and communication and for environmental and energy, which are expected to grow especially.

4. Management Challenges

Kyocera aims to strengthen existing businesses, pursue synergies among businesses, and create new businesses through implementation of the “Kyocera Philosophy” and the “Amoeba Management System.” As a result of efforts to reduce manufacturing costs and improve profitability throughout the Kyocera Group in response to sharp deterioration in the business environment since the second half of fiscal 2009, Kyocera was able to strengthen operational foundations in each business in fiscal 2010. The Kyocera Group’s business environment in fiscal 2011 is expected to pick up relative to fiscal 2010, and Kyocera will tackle the following challenges to further strengthen the foundations of each business and seize opportunities for business growth, with the goal of becoming a high-growth, highly profitable company.

1) Enhance profitability in the information and communications market

Demand for digital consumer equipment such as mobile phones and PCs is expected to grow from now on in line with popularization of the information and communication technologies and expansion of economy in emerging countries. Aiming to seize opportunities for growth, Kyocera will strive to secure orders in the components business by launching new compact and advanced products for digital consumer equipment, and reinforcing production capacity. In the Telecommunications Equipment Group, Kyocera seeks to expand sales through continuous introduction of new models to markets worldwide, including smartphones in overseas markets. In addition, efforts will be made to enhance profitability by strengthening development and manufacturing systems.

2) Expand business in the environment and energy market

The solar energy market is expected to continue expanding going forward, backed by heightened environmental awareness around the world coupled with subsidy policies in various countries. Kyocera will continue with aggressive capital investment in Japan and overseas to strengthen its production capacity for solar cells and modules as a means to steadily secure orders and growth in line with strong demand. In concrete terms, Kyocera plans to commence production of solar cells at the Yasu Plant in Shiga Prefecture in the summer of 2010, and boost production capacity at plants manufacturing solar modules globally. Kyocera also aims to increase sales and profits in the solar energy business through efforts to consistently reduce manufacturing costs and improve conversion efficiency of solar cells. Further, Kyocera will strengthen development of solid oxide fuel cells (SOFCs) for residential use, with the goal of swift practical application that will contribute to expansion of business in the environment and energy market.

3) Strengthen new product development by pursuing synergies

Kyocera aims to strengthen development of new products by integrating technologies among its divisions, including each business division and the R&D division, and to introduce distinctive products to the market in a timely manner. Specifically, Kyocera will develop base stations and terminals for the next-generation Long Term Evolution communication protocol by integrating technologies between its telecommunications equipment and electronic component businesses, and will also develop automotive cameras that improve safety in automobiles by integrating technologies between its automotive components and optical components businesses.

CONSOLIDATED BALANCE SHEETS

	March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥269,247		¥333,838		¥64,591
Investments in debt securities, current	10,093		11,644		1,551
Other short-term investments	192,050		179,701		(12,349)
Trade notes receivables	13,750		16,421		2,671
Trade accounts receivables	158,754		190,903		32,149
Less allowances for doubtful accounts and sales returns	(4,669)		(3,971)		698
Inventories	199,641		177,361		(22,280)
Advance payments	29,879		52,316		22,437
Deferred income taxes	35,187		40,872		5,685
Other current assets	48,384		35,370		(13,014)

Total current assets	952,316	53.7	1,034,455	56.0	82,139

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	19,376		1,261		(18,115)
Investments in debt and equity securities, long term	325,545		370,124		44,579
Other long-term investments	26,304		10,534		(15,770)

Total investments and advances	371,225	20.9	381,919	20.6	10,694

Property, plant and equipment:
Land	57,077		56,870		(207)
Buildings	288,460		290,516		2,056
Machinery and equipment	707,399		689,608		(17,791)
Construction in progress	6,397		8,842		2,445
Less accumulated depreciation	(793,279)		(805,737)		(12,458)

Total property, plant and equipment	266,054	15.0	240,099	13.0	(25,955)

Goodwill	63,226	3.6	67,602	3.6	4,376
Intangible assets	60,077	3.4	49,593	2.7	(10,484)
Other assets	60,904	3.4	75,049	4.1	14,145

Total non-current assets	821,486	46.3	814,262	44.0	(7,224)

Total assets	¥1,773,802	100.0	¥1,848,717	100.0	¥74,915

	March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥11,000		¥4,073		¥(6,927)
Current portion of long-term debt	13,865		13,456		(409)
Trade notes and accounts payable	62,579		89,750		27,171
Other notes and accounts payable	43,452		63,779		20,327
Accrued payroll and bonus	41,756		47,131		5,375
Accrued income taxes	7,430		15,602		8,172
Other accrued liabilities	26,967		26,800		(167)
Other current liabilities	30,912		28,721		(2,191)

Total current liabilities	237,961	13.4	289,312	15.7	51,351

Non-current liabilities:
Long-term debt	28,538		29,067		529
Accrued pension and severance liabilities	34,567		31,828		(2,739)
Deferred income taxes	71,539		75,619		4,080
Other non-current liabilities	18,109		15,629		(2,480)

Total non-current liabilities	152,753	8.6	152,143	8.2	(610)

Total liabilities	390,714	22.0	441,455	23.9	50,741

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,151		163,044		(107)
Retained earnings	1,150,050		1,168,122		18,072
Accumulated other comprehensive income	(54,673)		(51,010)		3,663
Treasury stock, at cost	(50,568)		(50,624)		(56)

Total Kyocera Corporation shareholders’ equity	1,323,663	74.6	1,345,235	72.8	21,572

Noncontrolling interests	59,425	3.4	62,027	3.3	2,602

Total equity	1,383,088	78.0	1,407,262	76.1	24,174

Total liabilities and equity	¥1,773,802	100.0	¥1,848,717	100.0	¥74,915

Note : Accumulated other comprehensive income is as follows :

	March 31,				Increase (Decrease)
	2009		2010
	(Yen in millions)
Net unrealized gains on securities	¥11,621		¥23,468		¥11,847
Net unrealized losses on derivative financial instruments	¥(145)		¥(82)		¥63
Pension adjustments	¥53		¥1,053		¥1,000
Foreign currency translation adjustments	¥(66,202)		¥(75,449)		¥(9,247)

CONSOLIDATED STATEMENTS OF INCOME

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,128,586	100.0	¥1,073,805	100.0	¥(54,781)	(4.9)
Cost of sales	836,638	74.1	787,970	73.4	(48,668)	(5.8)

Gross profit	291,948	25.9	285,835	26.6	(6,113)	(2.1)
Selling, general and administrative expenses	248,529	22.1	221,975	20.7	(26,554)	(10.7)

Profit from operations	43,419	3.8	63,860	5.9	20,441	47.1
Other income (expenses) :
Interest and dividend income	15,441	1.4	13,202	1.3	(2,239)	(14.5)
Interest expense	(1,206)	(0.1)	(2,926)	(0.3)	(1,720)	—
Foreign currency transaction (losses) gains, net	(91)	(0.0)	2,830	0.3	2,921	—
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	0.6	(18,297)	(1.7)	(24,757)	—
Losses on sale of securities, net	(2,840)	(0.3)	(93)	(0.0)	2,747	—
Losses on impairment of securities	(7,141)	(0.6)	(217)	(0.0)	6,924	—
Other, net	1,940	0.2	2,439	0.2	499	25.7

Total other income (expenses)	12,563	1.2	(3,062)	(0.2)	(15,625)	—

Income before income taxes	55,982	5.0	60,798	5.7	4,816	8.6
Income taxes	22,779	2.1	15,365	1.5	(7,414)	(32.5)

Net income	33,203	2.9	45,433	4.2	12,230	36.8
Net income attributable to noncontrolling interests	(3,697)	(0.3)	(5,338)	(0.5)	(1,641)	—

Net income attributable to shareholders of Kyocera Corporation	¥29,506	2.6	¥40,095	3.7	¥10,589	35.9

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥157.27		¥218.47
Diluted	¥157.23		¥218.47
Average number of shares of common stock outstanding:
Basic	187,618		183,525
Diluted	187,661		183,525

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	( Yen in millions and shares in thousands)
Balance, March 31, 2008 (189,454)	¥115,703	¥162,864	¥1,143,821	¥44,066	¥(15,289)	¥1,451,165	¥65,002	¥1,516,167
Application of FASB ASC 715 to balance at beginning of period			(522)	(418)		(940)	(26)	(966)
Comprehensive income:
Net income for the year			29,506			29,506	3,697	33,203
Other comprehensive income				(98,321)		(98,321)	(7,111)	(105,432)

Total comprehensive income for the year						(68,815)	(3,414)	(72,229)

Cash dividends paid to Kyocera Corporation’s shareholders			(22,755)			(22,755)		(22,755)
Cash dividends paid to noncontrolling interests							(1,517)	(1,517)
Purchase of treasury stock (6,283)					(38,219)	(38,219)		(38,219)
Reissuance of treasury stock (357)		106			2,940	3,046		3,046
Stock option plan of subsidiaries		181				181	72	253
Other							(692)	(692)

Balance, March 31, 2009 (183,528)	115,703	163,151	1,150,050	(54,673)	(50,568)	1,323,663	59,425	1,383,088
Comprehensive income:
Net income for the year			40,095			40,095	5,338	45,433
Other comprehensive income				3,626		3,626	(1,928)	1,698

Total comprehensive income for the year						43,721	3,410	47,131

Cash dividends paid to Kyocera Corporation’s shareholders			(22,023)			(22,023)		(22,023)
Cash dividends paid to noncontrolling interests							(1,639)	(1,639)
Purchase of treasury stock (8)					(59)	(59)		(59)
Reissuance of treasury stock (1)		1			3	4		4
Stock option plan of subsidiaries		132				132	54	186
Other		(240)		37		(203)	777	574

Balance, March 31, 2010 (183,521)	¥115,703	¥163,044	¥1,168,122	¥(51,010)	¥(50,624)	¥1,345,235	¥62,027	¥1,407,262

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities:
Net income	¥33,203	¥45,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,577	72,829
Provision for doubtful accounts and loss on bad debts	671	9,389
Write-down of inventories	8,719	9,207
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries	(6,460)	18,297
Losses on sale of securities, net	2,840	93
Losses on impairment of securities	7,141	217
Gains on sales of property, plant and equipment, and intangible assets, net	(8,314)	(1,319)
(Increase) Decrease in receivables	75,866	(38,823)
Decrease in inventories	643	10,416
Increase in advance payment	(8,811)	(22,734)
Increase (Decrease) in notes and accounts payable	(77,648)	40,400
Increase (Decrease) in accrued income taxes	(21,024)	6,152
Other, net	(6,609)	(11,974)

Net cash provided by operating activities	97,794	137,583

Cash flows from investing activities:
Payments for purchases of securities	(75,985)	(91,661)
Proceeds from sales and maturities of securities	55,941	60,144
Acquisitions of businesses, net of cash acquired	(47,512)	(4,715)
Payments for purchases of property, plant and equipment, and intangible assets	(85,191)	(40,367)
Proceeds from sales of property, plant and equipment, and intangible assets	12,893	3,065
Acquisition of certificate of deposits and time deposits	(290,536)	(306,124)
Withdrawal of certificate of deposits and time deposits	230,645	347,877
Other, net	(1,699)	2,730

Net cash used in investing activities	(201,444)	(29,051)

Cash flows from financing activities:
Increase (Decrease) in short-term debt, net	2,536	(6,510)
Issuance of long-term debt	1,869	14,707
Payments of long-term debt	(5,588)	(20,236)
Dividends paid	(24,248)	(23,537)
Purchase of treasury stock	(38,219)	(59)
Reissuance of treasury stock	3,045	4
Other, net	(2,325)	(2,416)

Net cash used in financing activities	(62,930)	(38,047)

Effect of exchange rate changes on cash and cash equivalents	(11,759)	(5,894)

Net increase (decrease) in cash and cash equivalents	(178,339)	64,591
Cash and cash equivalents at beginning of year	447,586	269,247

Cash and cash equivalents at end of year	¥269,247	¥333,838

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Major consolidated subsidiaries :

KYOCERA MITA CORPORATION

AVX CORPORATION

KYOCERA INTERNATIONAL, INC. and others

2. Changes in scope of consolidation and application of the equity method :

Consolidated subsidiaries :

(Increase) 10	KYOCERA ASIA PACIFIC (INDIA) PVT. LTD. and others
(Decrease) 19	KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION
KYOCERA WIRELES (INDIA) PVT. LTD. and others

Equity method affiliates :

(Increase) 1	ACCUVER CO., LTD
(Decrease) 1	WILLCOM, INC.*
* Kyocera discontinued the application of the equity method for investment in WILLCOM, INC. as the corporate reorganization procedure was approved to commence on March 12, 2010.

3. Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

There has been no material changes in significant accounting policies since Kyocera filed its annual report with the Ministry of Finance on June 29, 2009.

<Accounting change>

Kyocera adopted the FASB ASC 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 805, “Business Combinations” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statements of income for the year ended March 31, 2009 and the consolidated statement of cash flows for the year ended March 31, 2009. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

SEGMENT INFORMATION

1. Reporting segments:

	Years ended March 31,		Increase (Decrease)
	2009	2010
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥61,730	¥53,056	¥(8,674)	(14.1)
Semiconductor Parts Group	135,137	140,507	5,370	4.0
Applied Ceramic Products Group	148,917	157,033	8,116	5.5
Electronic Device Group	231,271	199,939	(31,332)	(13.5)
Telecommunications Equipment Group	218,758	189,118	(29,640)	(13.5)
Information Equipment Group	229,297	232,365	3,068	1.3
Others	126,043	124,577	(1,466)	(1.2)
Adjustments and eliminations	(22,567)	(22,790)	(223)	—

Total net sales	¥1,128,586	¥1,073,805	¥(54,781)	(4.9)

Income before income taxes :
Fine Ceramic Parts Group	¥(240)	¥(788)	¥(548)	—
Semiconductor Parts Group	8,671	17,235	8,564	98.8
Applied Ceramic Products Group	27,469	19,858	(7,611)	(27.7)
Electronic Device Group	(4,070)	13,230	17,300	—
Telecommunications Equipment Group	(17,713)	(14,726)	2,987	—
Information Equipment Group	13,497	22,091	8,594	63.7
Others	14,106	6,769	(7,337)	(52.0)

Total operating profit	41,720	63,669	21,949	52.6
Corporate	7,632	15,665	8,033	105.3
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	(18,297)	(24,757)	—
Adjustments and eliminations	170	(239)	(409)	—

Income before income taxes	¥55,982	¥60,798	¥4,816	8.6

	March 31,		Increase (Decrease)
	2009	2010
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥45,861	¥49,430	¥3,569	7.8
Semiconductor Parts Group	79,148	100,094	20,946	26.5
Applied Ceramic Products Group	164,799	209,170	44,371	26.9
Electronic Device Group	339,616	346,844	7,228	2.1
Telecommunications Equipment Group	115,926	112,750	(3,176)	(2.7)
Information Equipment Group	251,477	250,222	(1,255)	(0.5)
Others	122,474	128,898	6,424	5.2

	1,119,301	1,197,408	78,107	7.0
Corporate	693,505	711,508	18,003	2.6
Investments in and advances to affiliates and unconsolidated subsidiaries	19,376	1,461	(17,915)	(92.5)
Adjustments and eliminations	(58,380)	(61,660)	(3,280)	—

Total assets	¥1,773,802	¥1,848,717	¥74,915	4.2

	Years ended March 31,		Increase (Decrease)
	2009	2010
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥7,986	¥5,719	¥(2,267)	(28.4)
Semiconductor Parts Group	13,592	9,795	(3,797)	(27.9)
Applied Ceramic Products Group	11,100	10,889	(211)	(1.9)
Electronic Device Group	24,329	16,934	(7,395)	(30.4)
Telecommunications Equipment Group	16,946	9,452	(7,494)	(44.2)
Information Equipment Group	14,469	12,846	(1,623)	(11.2)
Others	6,407	4,925	(1,482)	(23.1)
Corporate	2,748	2,269	(479)	(17.4)

Total	¥97,577	¥72,829	¥(24,748)	(25.4)

Capital expenditures:
Fine Ceramic Parts Group	¥5,405	¥1,814	¥(3,591)	(66.4)
Semiconductor Parts Group	7,199	5,998	(1,201)	(16.7)
Applied Ceramic Products Group	14,396	14,756	360	2.5
Electronic Device Group	15,056	5,730	(9,326)	(61.9)
Telecommunications Equipment Group	3,898	2,876	(1,022)	(26.2)
Information Equipment Group	11,865	3,471	(8,394)	(70.7)
Others	2,461	1,923	(538)	(21.9)
Corporate	2,775	1,301	(1,474)	(53.1)

Total	¥63,055	¥37,869	¥(25,186)	(39.9)

2. Geographic segments (Net sales and income before income taxes by geographic area) :

	Years ended March 31,		Increase (Decrease)
	2009	2010
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥497,469	¥482,820	¥(14,649)	(2.9)
Intra-group sales and transfer between geographic areas	360,150	315,679	(44,471)	(12.3)

	857,619	798,499	(59,120)	(6.9)

Europe	208,629	207,469	(1,160)	(0.6)
Intra-group sales and transfer between geographic areas	27,991	25,738	(2,253)	(8.0)

	236,620	233,207	(3,413)	(1.4)

United States of America	245,463	217,008	(28,455)	(11.6)
Intra-group sales and transfer between geographic areas	23,983	25,261	1,278	5.3

	269,446	242,269	(27,177)	(10.1)

Asia	156,762	147,281	(9,481)	(6.0)
Intra-group sales and transfer between geographic areas	193,838	152,776	(41,062)	(21.2)

	350,600	300,057	(50,543)	(14.4)

Others	20,263	19,227	(1,036)	(5.1)
Intra-group sales and transfer between geographic areas	12,684	12,721	37	0.3

	32,947	31,948	(999)	(3.0)
Adjustments and eliminations	(618,646)	(532,175)	86,471	—

Net sales	¥1,128,586	¥1,073,805	¥(54,781)	(4.9)

Income before income taxes:
Japan	¥16,810	¥29,139	¥12,329	73.3
Europe	3,804	5,507	1,703	44.8
United States of America	(6,086)	9,561	15,647	—
Asia	23,702	13,980	(9,722)	(41.0)
Others	725	2,837	2,112	291.3

	38,955	61,024	22,069	56.7
Corporate	7,632	15,665	8,033	105.3
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	(18,297)	(24,757)	—
Adjustments and eliminations	2,935	2,406	(529)	(18.0)

Income before income taxes	¥55,982	¥60,798	¥4,816	8.6

3. Geographic segments (Net sales by region):

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥473,387	41.9	¥470,643	43.8	¥(2,744)	(0.6)
Europe	200,483	17.8	198,058	18.5	(2,425)	(1.2)
United States of America	201,502	17.9	180,861	16.8	(20,641)	(10.2)
Asia	183,347	16.2	172,510	16.1	(10,837)	(5.9)
Others	69,867	6.2	51,733	4.8	(18,134)	(26.0)

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	¥(54,781)	(4.9)

Net sales outside Japan	¥655,199		¥603,162		¥(52,037)	(7.9)
Net sales outside Japan to total net sales	58.1%		56.2%

EARNINGS PER SHARE

1. Shareholders’ equity per share, basic and diluted earnings per share are as follows:

	Years ended March 31,
	2009	2010
	(Yen)
Kyocera Corporation shareholders’ equity per share	¥7,212.32	¥7,330.14
Net income attributable to shareholders of Kyocera Corporation per share - Basic	157.27	218.47
Net income attributable to shareholders of Kyocera Corporation per share - Diluted	157.23	218.47

2. A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2009	2010
	(Yen in millions, except per share amounts)
Net income	¥29,506	¥40,095

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	157.27	218.47

Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	157.23	218.47

Basic average number of shares outstanding (shares in thousands)	187,618	183,525
Dilutive effect of stock options (shares in thousands)	43	—
Diluted average number of shares outstanding (shares in thousands)	187,661	183,525

MATERIAL SUBSEQUENT EVENT

None.

CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

None.

NON-CONSOLIDATED BALANCE SHEETS

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

	March 31,
	2009		2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and bank deposits	¥39,939		¥69,156		¥29,217
Trade notes receivable	4,147		4,676		529
Trade accounts receivable	99,853		118,087		18,234
Marketable securities	201,597		185,412		(16,185)
Finished goods and merchandise	20,535		13,813		(6,722)
Work in process	20,702		21,592		890
Raw materials and Supplies	13,573		13,843		270
Advance payments	28,426		50,089		21,663
Prepaid expenses	387		131		(256)
Deferred income taxes	12,525		16,681		4,156
Short-term loans to subsidiaries	7,987		14,904		6,917
Other accounts receivable	6,281		11,436		5,155
Refundable income tax	10,178		591		(9,587)
Other	1,735		1,697		(38)
Allowances for doubtful accounts	(116)		(148)		(32)

Total current assets	467,749	36.6	521,960	39.4	54,211

Non-current assets:
Tangible fixed assets :
Buildings	39,800		39,390		(410)
Structures	2,113		2,104		(9)
Machinery and equipment	35,082		29,269		(5,813)
Vehicles	13		14		1
Tools, furniture and fixtures	8,040		7,398		(642)
Land	35,415		35,410		(5)
Leased assets	86		85		(1)
Construction in progress	2,613		4,570		1,957

Total tangible fixed assets	123,162	9.6	118,240	8.9	(4,922)

Intangible assets :
Goodwill	9,638		7,228		(2,410)
Patent rights	3,170		2,063		(1,107)
Trademark	1,864		1,400		(464)
Design right	—		2		2
Software	679		512		(167)
Leased assets	60		67		7
Other	7,114		5,354		(1,760)

Total intangible assets	22,525	1.8	16,626	1.3	(5,899)

Investments and other assets :
Investments in securities	315,615		359,721		44,106
Investments in subsidiaries and affiliates	268,877		251,055		(17,822)
Investments in subsidiaries and affiliates other than equity securities	30,412		30,875		463
Long-term loans to subsidiaries	27,594		19,340		(8,254)
Impaired loans	516		3,917		3,401
Long-term prepaid expenses	1,252		1,416		164
Long-term deposits	19,000		—		(19,000)
Security deposits	1,689		1,617		(72)
Other	243		231		(12)
Allowances for doubtful accounts	(559)		(203)		356

Total investments and other assets	664,639	52.0	667,969	50.4	3,330

Total non-current assets	810,326	63.4	802,835	60.6	(7,491)

Total assets	¥1,278,075	100.0	¥1,324,795	100.0	¥46,720

	March 31,
	2009		2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities :
Trade accounts payable	¥32,979		¥53,737		¥20,758
Lease obligations	43		55		12
Other payables	31,837		52,185		20,348
Accrued expenses	7,661		9,192		1,531
Income taxes payables	283		3,482		3,199
Advance received	267		449		182
Deposits received	2,433		2,347		(86)
Accrued bonuses	10,336		13,555		3,219
Accrued bonuses for directors	24		41		17
Warranty reserves	6,879		7,034		155
Allowances for sales returns	122		145		23
Other	1,150		512		(638)

Total current liabilities	94,014	7.4	142,734	10.8	48,720

Non-current liabilities :
Lease obligations	114		109		(5)
Long-term accounts payable	96		518		422
Deferred income taxes	54,941		59,178		4,237
Accrued pension and severance costs	9,065		6,496		(2,569)
Retirement allowances for directors and executive officers	1,063		—		(1,063)
Other	168		172		4

Total non-current liabilities	65,447	5.1	66,473	5.0	1,026

Total liabilities	159,461	12.5	209,207	15.8	49,746

Net assets
Shareholders’ equity :
Common stock	115,703	9.1	115,703	8.7	—
Capital surplus:
Additional paid-in capital	192,555		192,555		—
Other capital surplus	486		487		1
Total capital surplus	193,041	15.1	193,042	14.6	1
Retained earnings :
Legal reserves	17,207		17,207		—
Other retained earnings :	707,584		692,976		(14,608)
Reserve for special depreciation	396		476		80
Reserve for research and development	1,000		—		(1,000)
Reserve for dividends	1,000		—		(1,000)
Reserve for retirement benefits	300		—		(300)
Reserve for overseas investments	1,000		—		(1,000)
General reserve	688,837		684,137		(4,700)
Unappropriated retained earnings	15,051		8,363		(6,688)

Total retained earnings	724,791	56.7	710,183	53.6	(14,608)
Treasury stock, at cost	(50,568)	(4.0)	(50,624)	(3.8)	(56)
Total shareholders’ equity	982,967	76.9	968,304	73.1	(14,663)
Difference of appreciation and conversion
Net unrealized gains on other securities	135,647	10.6	147,284	11.1	11,637

Total net assets	1,118,614	87.5	1,115,588	84.2	(3,026)

Total liabilities and net assets	¥1,278,075	100.0	¥1,324,795	100.0	¥46,720

NON-CONSOLIDATED STATEMENTS OF INCOME

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥521,993	100.0	¥473,656	100.0	¥(48,337)	(9.3)
Cost of sales	448,285	85.9	411,128	86.8	(37,157)	(8.3)

Gross profit	73,708	14.1	62,528	13.2	(11,180)	(15.2)
Selling, general and administrative expenses	82,244	15.7	63,511	13.4	(18,733)	(22.8)

Loss from operations	(8,536)	(1.6)	(983)	(0.2)	7,553	—
Non-operating income :
Interest and dividend income	33,754	6.4	29,695	6.3	(4,059)	(12.0)
Foreign currency transaction gains, net	2,068	0.4	3,453	0.7	1,385	67.0
Other non-operating income	3,493	0.7	2,944	0.6	(549)	(15.7)

Total non-operating income	39,315	7.5	36,092	7.6	(3,223)	(8.2)
Non-operating expenses :
Interest expense	23	0.0	21	0.0	(2)	(7.8)
Depreciation expense in subsidiaries	738	0.1	—	—	(738)	—
Loss on discontinuation of development	362	0.1	—	—	(362)	—
Loss on reduction of fixed assets	235	0.0	674	0.2	439	186.9
Settlement package	—	—	1,110	0.2	1,110	—
Other non-operating expenses	429	0.1	441	0.1	12	2.8

Total non-operating expenses	1,787	0.3	2,246	0.5	459	25.6

Recurring profit	28,992	5.6	32,863	6.9	3,871	13.4
Non-recurring gain :
Gain on sale of tangible fixed assets	286	0.1	90	0.0	(196)	(68.5)
Reversal of allowance for doubtful accounts	2	0.0	14	0.0	12	529.6
Repatriation of settlement with foreign tax authorities	32	0.0	116	0.0	84	258.9
Gain on sales of investment securities	—	—	66	0.0	66	—
Gain on liquidation of subsidiaries	—	—	193	0.1	193	—
Other	18	0.0	21	0.0	3	19.7

Total non-recurring gain	338	0.1	500	0.1	162	47.9
Non-recurring loss :
Loss on sale and disposal of tangible fixed assets	589	0.1	353	0.1	(236)	(40.2)
Impairment losses	2,309	0.5	—	—	(2,309)	—
Loss on impairment of investment securities	1,651	0.3	153	0.0	(1,498)	(90.8)
Loss on impairment of stocks of investment in subsidiaries	10,156	2.0	18,152	3.8	7,996	78.7
Losses on bad debt of affiliates	—	—	8,647	1.8	8,647	—
Other	119	0.0	135	0.0	16	13.6

Total non-recurring loss	14,824	2.9	27,440	5.7	12,616	85.1

Income before income taxes	14,506	2.8	5,923	1.3	(8,583)	(59.2)
Income taxes – current	(1,077)	(0.2)	3,943	0.8	5,020	—
Income taxes – previous years	—	—	2,570	0.6	2,570	—
Refund of income taxes – previous years	(578)	(0.1)	—	—	578	—
Income taxes – deferred	2,138	0.4	(8,005)	(1.7)	(10,143)	—
Total income taxes	483	0.1	(1,492)	(0.3)	(1,975)	—

Net income	¥14,023	2.7	¥7,415	1.6	¥(6,608)	(47.1)

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

	Years ended March 31,
	2009	2010
	(Yen in millions)
Shareholders’ equity
Common stock
Balance at beginning of year	¥115,703	¥115,703
Changes in net assets
Total changes in net assets	—	—

Balance at end of year	115,703	115,703

Capital surplus
Additional paid-in capital
Balance at beginning of year	192,555	192,555
Changes in net assets
Total changes in net assets	—	—

Balance at end of year	192,555	192,555

Other capital surplus
Balance at beginning of year	381	486
Changes in net assets
Reissuance of treasury stock	105	1

Total changes in net assets	105	1

Balance at end of year	486	487

Total capital surplus
Balance at beginning of year	192,936	193,041
Changes in net assets
Reissuance of treasury stock	105	1

Total changes in net assets	105	1

Balance at end of year	193,041	193,042

Retained earnings
Legal reserves
Balance at beginning of year	17,207	17,207
Changes in net assets
Total changes in net assets	—	—

Balance at end of year	17,207	17,207

Other retained earnings
Reserve for special depreciation
Balance at beginning of year	555	396
Changes in net assets
Appropriation to reserve for special depreciation	98	279
Reversal of reserve for special depreciation	(257)	(199)

Total changes in net assets	(159)	80

Balance at end of year	¥396	¥476

	Years ended March 31,
	2009	2010
	(Yen in millions)
Reserve for research and development
Balance at beginning of year	¥1,000	¥1,000
Changes in net assets
Reversal of reserve for research and development	—	(1,000)

Total changes in net assets	—	(1,000)

Balance at end of year	1,000	—

Reserve for dividends
Balance at beginning of year	1,000	1,000
Changes in net assets
Reversal of reserve for dividends	—	(1,000)

Total changes in net assets	—	(1,000)

Balance at end of year	1,000	—

Reserve for retirement benefits
Balance at beginning of year	300	300
Changes in net assets
Reversal of reserve for retirement benefits	—	(300)

Total changes in net assets	—	(300)

Balance at end of year	300	—

Reserve for overseas investments
Balance at beginning of year	1,000	1,000
Changes in net assets
Reversal of reserve for overseas investments	—	(1,000)

Total changes in net assets	—	(1,000)

Balance at end of year	1,000	—

General reserve
Balance at beginning of year	643,837	688,837
Changes in net assets
Appropriation to general reserve	45,000	—
Reversal of general reserve	—	(4,700)

Total changes in net assets	45,000	(4,700)

Balance at end of year	688,837	684,137

Unappropriated retained earnings
Balance at beginning of year	68,624	15,051
Changes in net assets
Appropriation to reserve for special depreciation	(98)	(279)
Reversal of reserve for special depreciation	257	199
Reversal of reserve for research and development	—	1,000
Reversal of reserve for dividends	—	1,000
Reversal of reserve for retirement benefits	—	300
Reversal of reserve for overseas investments	—	1,000
Appropriation to general reserve	(45,000)	—
Reversal of general reserve	—	4,700
Dividends	(22,755)	(22,023)
Net income	14,023	7,415

Total changes in net assets	(53,573)	(6,688)

Balance at end of year	15,051	8,363

Total retained earnings
Balance at beginning of year	733,523	724,791
Changes in net assets
Dividends	(22,755)	(22,023)
Net income	14,023	7,415

Total changes in net assets	(8,732)	(14,608)

Balance at end of year	¥724,791	¥710,183

	Years ended March 31,
	2009	2010
	(Yen in millions)
Treasury stock
Balance at beginning of year	¥(15,289)	¥(50,568)
Changes in net assets
Purchase of treasury stock	(38,219)	(59)
Reissuance of treasury stock	2,940	3

Total changes in net assets	(35,279)	(56)

Balance at end of year	(50,568)	(50,624)

Total Shareholders’ equity
Balance at beginning of year	1,026,873	982,967
Changes in net assets
Dividends	(22,755)	(22,023)
Net income	14,023	7,415
Purchase of treasury stock	(38,219)	(59)
Reissuance of treasury stock	3,045	4

Total changes in net assets	(43,906)	(14,663)

Balance at end of year	982,967	968,304

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance at beginning of year	192,542	135,647
Changes in net assets
Net change in items other than shareholders’ equity	(56,895)	11,637

Total changes in net assets	(56,895)	11,637

Balance at end of year	135,647	147,284

Total unrealized gains (losses) on appreciation and conversion
Balance at beginning of year	192,542	135,647
Changes in net assets
Net change in items other than shareholders’ equity	(56,895)	11,637

Total changes in net assets	(56,895)	11,637

Balance at end of year	135,647	147,284

Total net assets
Balance at beginning of year	1,219,415	1,118,614
Changes in net assets
Dividends	(22,755)	(22,023)
Net income	14,023	7,415
Purchase of treasury stock	(38,219)	(59)
Reissuance of treasury stock	3,045	4
Net change in items other than shareholders’ equity	(56,895)	11,637

Total changes in net assets	(100,801)	(3,026)

Balance at end of year	¥1,118,614	¥1,115,588

APPENDIX

1. Change in Directors:

A change in a director was announced in Form 6-K submitted on March 26, 2010.

2. Consolidated Production and Orders by Reporting Segment :

Consolidated Production by Reporting Segment

	Years ended March 31,				Increase (Decrease) (%)
	2009		2010
	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥60,550	5.6	¥51,931	4.9	(14.2)
Semiconductor Parts Group	132,730	12.2	141,685	13.3	6.7
Applied Ceramic Products Group	152,532	14.0	161,099	15.2	5.6
Electronic Device Group	215,548	19.9	201,967	19.0	(6.3)
Total Components Business	561,360	51.7	556,682	52.4	(0.8)
Telecommunications Equipment Group	210,241	19.4	189,084	17.8	(10.1)
Information Equipment Group	224,239	20.6	227,069	21.4	1.3
Total Equipment Business	434,480	40.0	416,153	39.2	(4.2)
Others	89,529	8.3	89,763	8.4	0.3

Production	¥1,085,369	100.0	¥1,062,598	100.0	(2.1)

Consolidated Orders by Reporting Segment

	Years ended March 31,				Increase (Decrease) (%)
	2009		2010
	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥57,633	5.3	¥53,957	4.8	(6.4)
Semiconductor Parts Group	128,948	11.7	146,803	13.2	13.8
Applied Ceramic Products Group	148,386	13.5	158,193	14.2	6.6
Electronic Device Group	222,362	20.3	219,138	19.6	(1.4)
Total Components Business	557,329	50.8	578,091	51.8	3.7
Telecommunications Equipment Group	214,213	19.5	201,100	18.0	(6.1)
Information Equipment Group	222,894	20.3	231,789	20.8	4.0
Total Equipment Business	437,107	39.8	432,889	38.8	(1.0)
Others	123,389	11.2	128,150	11.5	3.9
Adjustments and eliminations	(20,315)	(1.8)	(23,513)	(2.1)	—

Orders	¥1,097,510	100.0	¥1,115,617	100.0	1.6